FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following text is the English translation of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

                          HSBC TRINKAUS & BURKHARDT AG
                           THIRD QUARTER 2007 RESULTS

- Operating profit up 18.3 per cent in the first nine months of 2007 to EUR162.6 million, compared with the same period in 2006.

- Profit after tax up 24.0 per cent in the first nine months of 2007 to EUR111.6 million versus the first nine months of 2006.

- Return on equity before tax of 26.5 per cent during the first nine months of 2007, compared with 24.7 per cent for the same period last year.

HSBC Trinkaus & Burkhardt AG showed strong results in the first nine months of the year as all business segments exceeded comparable 2006 results. Operating profit during the nine month period was up 18.3 per cent period on period to EUR162.6 million. Profit after tax increased by 24.0 per cent compared with the first nine months of 2006 to EUR111.6 million. Trading profit remained at a high level despite the volatility in the capital markets. Net interest income and fee income were the greatest contributors to earnings.

Net interest income rose significantly during the first three quarters, by 24.4 per cent to EUR83.6 million versus the comparable period in 2006. This was primarily due to an increase in customer deposits which funded higher loans and advances to banks and increased loans and advances to customers. Interest income from financial assets, including investment income, remains at a high level.

Net fee income increased 14.2 per cent to EUR242.9 million compared to the previous year. This was due primarily to higher volumes in the securities business despite a slight slowdown in recent months. The issuing and structuring business also made a contribution to this growth.

Trading profit again improved, by 4.1 per cent to EUR84.3 million in the first three quarters compared with the same period in 2006, despite an extremely high starting base during the last two years. Volatility in capital markets in the third quarter resulted in the weakest earnings contribution from trading profit compared to the two preceding quarters in 2007. Equities and equity/index derivatives remain the strongest earnings component.

Net credit for loan impairment of EUR3.7 million was primarily attributable to the reversal of individually assessed impairments and a reduction in collectively assessed impairments. Credit risk provisioning continues to remain cautious and characterised by strong valuation standards.

Total administrative expenses increased 14.2 per cent compared with the first nine months of 2006. This was due to both an increase in the number of employees and higher performance-related remuneration. Other administrative expenses increased due to higher fees for consultancy services in IT projects for the further modernisation of IT infrastructure.

The cost efficiency ratio remained unchanged at 61.8 per cent compared with the comparable nine month period in the previous year.

The Management Board is aiming to increase operating profit for the full year compared with 2006. HSBC Trinkaus' business model and strategy joins up its traditional full range of personalised service and local expertise with the HSBC Group's worldwide network. To reinforce its strategy and distinctive image in the German market, HSBC Trinkaus will today introduce a new HSBC-branded logo campaign.

Notes to editors:

1. HSBC Trinkaus & Burkhardt AG HSBC Trinkaus is one of the leading private banks in Germany and part of the globally-operating HSBC Group. In addition to the head office in Dusseldorf, HSBC Trinkaus is represented in six locations in Germany with over 1,800 employees and has access to the global network of the HSBC Group. With total assets of EUR21.8 billion* and EUR86.3 billion in funds under management and administration*, the bank has a Fitch IBCA rating of AA-. The core target groups are private clients, corporate clients and institutional clients. *(figures as at 30 September
     2007)

     Copies of all the bank's news releases can be found on the homepage www.hsbctrinkaus.de.

2. Notes to the consolidated profit and loss account and the consolidated balance sheet

     The Interim Report for the HSBC Trinkaus & Burkhardt Group as at 30 September 2007 was drawn up in accordance with International Financial Reporting Standards (IFRS) as they are to be applied in the European Union. The interim reporting requirements as set out in IAS 34 are fulfilled in particular. Furthermore, the report takes into consideration the requirement of an interim management statement pursuant to Section 37x German Securities Trading Act (WpHG). No review of the Interim Report was carried out by external auditors.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  08 November, 2007